UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti

Christian Ahrens

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Telephone: (212) 277-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$831,315,758	$95,268.78

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 57,067,956 shares of common stock, par value $0.10, of MModal Inc. outstanding (including shares of restricted common stock) multiplied by the offer price of $14.00 per share, (ii) 1,776,421 shares of common stock, par value $0.10, of MModal Inc., issuable pursuant to outstanding options multiplied by the offer price of $14.00 per share, and (iii) 535,320 outstanding restricted stock units multiplied by the offer price of $14.00 per share. The calculation of the filing fee is based on information provided by MModal Inc. as of July 12, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95,268.78	Filing Party: Legend Acquisition Sub, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2012 (which, together with this Amendment, Amendment No. 1, filed on July 24, 2012, Amendment No. 2, filed on July 25, 2012, Amendment No. 3, filed on July 27, 2012, Amendment No. 4, filed on August 2, 2012, Amendment No. 5, filed on August 9, 2012, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (the “Parent”), for all of the outstanding common stock, par value $0.10 per share (“Shares”), of MModal Inc., a Delaware corporation (“MModal”), at a price of $14.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 17, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9 and 11.

Regulation M-A Items 1001-1009 and Regulation M-A Item 1011

Items 1 through 9 and Item 11 of this Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Adding the following paragraph in Items 1 and 4 of the Schedule TO:

“On August 10, 2012, the Parent, the Purchaser and MModal entered into Amendment No. 2 to the Merger Agreement (the “Merger Agreement Amendment No. 2”).

The Merger Agreement Amendment No. 2 deletes the Purchaser’s right to terminate the Offer if at any then-scheduled expiration of the Offer the Debt Financing has not been received by the Parent (either directly or through its subsidiaries) and the lenders party to the Debt Commitment Letter shall not have definitively and irrevocably confirmed to the Parent and the Purchaser that the Debt Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter.”

The first sentence of the second paragraph on the cover page to the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2012, as amended August 2, 2012 and as further amended August 10, 2012 (as it may be further amended from time to time, the “Merger Agreement”), by and among the Parent, the Purchaser and MModal.”

The second sentence under the question of the Summary Term Sheet entitled “Is there an agreement governing the Offer?” is hereby amended and restated as follows:

“The Parent, the Purchaser and MModal have entered into an Agreement and Plan of Merger, dated as of July 2, 2012, as amended August 2, 2012 and as further amended August 10, 2012 (as it may be further amended from time to time, the “Merger Agreement”).”

The first sentence of the second paragraph of the Introduction is hereby amended and restated in its entirety as follows:

“We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of July 2, 2012, as amended August 2, 2012 and as further amended August 10, 2012 (as it may be further amended from time to time, the “Merger Agreement”), by and among the Parent, the Purchaser and MModal.”

The fourth sentence of the tenth paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and restated in its entirety as follows:

“Without limiting the generality of the foregoing, if (i) at any then-scheduled expiration of the Offer (A) any Offer condition has not been satisfied or waived and (B) no further extensions or re-extensions of the Offer have been duly elected or required, or (ii) the Merger Agreement is terminated, or (iii) there shall exist under applicable law any restriction or legal impediment on the Purchaser’s ability and right to exercise the Top-Up Option and the Purchaser elects to terminate the Offer, then, in each case, the Purchaser shall promptly (and, in any event, within twenty-four (24) hours following such expiration or termination, but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.”

The following is hereby added after the last paragraph of Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with MModal” under the heading “Background of the Offer”:

“On August 10, 2012, the Parent, the Purchaser and MModal entered into Amendment No. 2 to the Merger Agreement.”

The first paragraph of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” under the heading “Merger Agreement” is hereby amended and restated in its entirety as follows:

“The following summary of certain provisions of the Merger Agreement (including with respect to the Waiver Letter) are qualified by reference to the Merger Agreement and the Waiver Letter respectively, which are incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO, have filed Amendment No. 1 thereto as Exhibit (d)(6) to the Schedule TO, have filed Amendment No. 2 thereto as Exhibit (d)(9) to the Schedule TO and have filed the Waiver Letter as Exhibit (d)(7), each of which are incorporated herein by reference.” The Merger Agreement and the Waiver Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning the Parent and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement and the Waiver Letter for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.”

The third bullet point of the third paragraph under the heading “Merger Agreement—The Offer” of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is hereby amended and restated in its entirety as follows:

•

“if (i) at any then-scheduled expiration of the Offer, (A) any Offer Condition shall not have been satisfied or waived and (B) no further extensions or re-extensions of the Offer have been duly elected or required pursuant to the terms of the Merger Agreement, or (ii) the Merger Agreement is terminated pursuant to its terms or (iii) there shall exist a Top-Up Impediment and the Purchaser elects to terminate the Offer, then, in each case, the Purchaser shall promptly (and, in any event, within twenty-four (24) hours following such expiration or termination, but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer, in which case the Purchaser shall promptly return, and shall cause the Depository to return, all tendered Shares to the registered holders thereof.”

Item 11 of this Schedule TO is hereby amended and supplemented by amending and restating the last paragraph of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” under the heading “Legal Proceedings” as follows:

“The foregoing summary of certain provisions of the Memorandum of Understanding is qualified by reference to the Memorandum of Understanding, which is incorporated herein by reference. We have filed a copy of the Memorandum of Understanding as Exhibit (a)(5)(E) to the Schedule TO.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description

(d)(9)	Amendment No. 2 to Agreement and Plan of Merger, dated August 10, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2012

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P.,
as General Partner

By:	OEP Parent LLC,
as General Partner

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.*

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.*

(a)(1)(I)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 24, 2012.*

(a)(1)(J)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 14, 2012.*

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(D)	Amended Consolidated Verified Class Action Complaint (In re MModal Inc. Shareholder Litigation) filed on July 24, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(E)	Memorandum of Understanding, dated as of August 8, 2012.*

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 26, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc. *

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.*

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.*

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.*

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated August 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on August 2, 2012).*

(d)(7)	Waiver of certain Merger Agreement obligations dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(8)	Waiver of certain Support Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(9)	Amendment No. 2 to Agreement and Plan of Merger, dated August 10, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc.**

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.